UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Avolon Holdings Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G0685L108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G0685L108

1.	Names of Reporting Persons. Vigorous Investment Pte Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,662,116
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,662,116

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,662,116
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable
11.	Percent of Class Represented by Amount in Row (9) 15.6%[1]
12.	Type of Reporting Person CO

[1]	Based on 80,952,381 shares outstanding of the issuer as of December 1, 2014.

CUSIP No. G0685L108

1.	Names of Reporting Persons. GIC Special Investments Pte Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,662,116
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,662,116

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,662,116
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable
11.	Percent of Class Represented by Amount in Row (9) 15.6%[2]
12.	Type of Reporting Person CO

[2]	Based on 80,952,381 shares outstanding of the issuer as of December 1, 2014.

CUSIP No. G0685L108

1.	Names of Reporting Persons. GIC Private Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,662,116
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,662,116

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,662,116
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable
11.	Percent of Class Represented by Amount in Row (9) 15.6%[3]
12.	Type of Reporting Person CO

[3]	Based on 80,952,381 shares outstanding of the issuer as of December 1, 2014.

CUSIP No. G0685L108

Item 1.

(a)	Name of Issuer

Avolon Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices

The Oval, Building 1, Shelbourne Road, Ballsbridge, Dublin 4, Ireland

Item 2.

(a)	Name of Person Filing

I	Vigorous Investment Pte Ltd

II	GIC Special Investments Pte Ltd

III	GIC Private Limited

(b)	Address of Principal Business Office or, if none, Residence

I, II, & III: 168 Robinson Road, #37-01 Capital Tower, Singapore 068912

(c)	Citizenship

I, II, & III: Singapore

(d)	Title of Class of Securities

Common Shares, par value $ 0.000004 per share

(e)	CUSIP Number

G0685L108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

As of December 31, 2014, 12,662,116 common shares were held directly by Vigorous Investment Pte Ltd (“Vigorous”), a Singapore incorporated private limited company. Vigorous shares the power to vote and the power to dispose of the shares with GIC Special Investments Pte. Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Private Limited is an investment management company established to manage Singapore’s reserves and is wholly owned by the Government of Singapore. GIC Special Investments Pte. Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited.

Vigorous, GIC Special Investments Pte. Ltd. and GIC Private Limited (collectively, the “Reporting Persons”) disclaim membership in a group.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Vigorous is a party to a Shareholders’ Agreement of Avolon Holdings Limited (the “Shareholders Agreement”) by and among Avolon Holdings Limited (the “Issuer”), AAIL Holdings S.à r.l. (a shareholder of the Issuer that is owned by funds affiliated with CVC Capital Partners SICAV-FIS S.A.) (“CVC”)”, Idamante S.à r.l. (a shareholder of the Issuer that is owned by funds affiliated with Cinven Limited) (“Cinven”), the funds managed by Oak Hill Capital Management, LLC that are shareholders of the Issuer (“OHCM”), Vigorous (collectively with AAIL Holdings, Cinven and OHCM, the “Sponsors”), the funds managed by Goldman Sachs Asset Management, L.P. that are shareholders of the Issuer (the “GSAM Funds”), OHA Avaero Holding S.à r.l. (a shareholder of the Issuer owned by funds affiliated with Oak Hill Advisors, L.P.) (“OHA”), Fourth Cinven (Railpen 2011) Co-Investment Limited Partnership (“Railpen 2011”), Universities Superannuation Scheme Limited (“USS” and collectively with the GSAM Funds, OHA and Railpen 2011, the “Syndicatees”), and the limited partnerships affiliated with Agraffe No. 2 Limited that are shareholders of the Issuer.

The Shareholders Agreement provides the Sponsors, among other things, certain rights related to board nominations and appointment of observers, board committee appointment rights, approvals over certain actions taken by the Issuer and registration rights. Initially, the Issuer’s board of directors (the “Board”) will consist of 11 members. Pursuant to the Shareholders Agreement, each of AAIL Holdings, Cinven, and OHCM (collectively, the “Majority Sponsors”) will have the right to nominate two members to the Board so long as such Majority Sponsor and its Syndicatees hold at least 10% of the Issuer’s then-outstanding common shares (the “Outstanding Shares”) and one member so long as it and its Syndicatees hold at least 5% of the Outstanding Shares (collectively, the “Majority Sponsor Directors”). In addition, any Sponsor holding (together with its Syndicatees) at least 2.5% of the Outstanding Shares will have the right to appoint an observer to the Board and each committee of the Board, so long as such Sponsor does not have a Majority Sponsor Director appointed as provided above. At such time as a Majority Sponsor loses its right to nominate one of its two directors by falling below the 10% ownership threshold, the Board will correspondingly be reduced in size to a minimum of eight directors. At such time as a Majority Sponsor loses its right to nominate its remaining director by falling below the 5% ownership threshold, the vacancy will be filled as provided in the Issuer’s memorandum and articles of association. The remaining members of the Board will initially consist of two members of management (the “Management Directors”) and three independent directors.

The Shareholders Agreement also provides that each Sponsor and Syndicatee party thereto will take all action necessary to cause the Majority Sponsor Directors and the Management Directors to be elected or re-elected, including, if requested by a Majority Sponsor, by calling and holding such meetings of the shareholders as may be necessary, and the Issuer will not take any actions that are inconsistent with the intent and purpose of the foregoing nomination rights. Each Sponsor and each Syndicatee has committed under the terms of the Shareholders Agreement to vote all of the Outstanding Shares held by it to cause the election or re-election of the Majority Sponsor Directors and the Management Directors.

In addition, the Shareholders Agreement provides that so long as the Sponsors hold at least 25% of the Outstanding Shares, certain corporate matters require the approval of Sponsors holding a majority of the Common Shares then held by the Sponsors. If such approval is not obtained, each Sponsor and Syndicatee is required to vote against the matter’s approval.

The Shareholders Agreement is filed as Exhibit 10.21 to Amendment No. 5 to Form F-1 Registration Statement filed with the SEC on December 1, 2014 and the description of the Shareholders Agreement contained herein is not complete and is qualified in its entirety by the terms thereof.

As a result of Vigorous being a party to the Shareholders Agreement, the Reporting Persons may be deemed to be members of a “group” with the other Sponsors and Syndicatees that are parties to the Shareholders Agreement for purposes of Section 13(d) under the Securities Exchange Act of 1934. As of December 31, 2014, based on the Issuer’s Rule 424(b)(4) Prospectus filed with the SEC on December 15, 2014, such persons collectively own 64,330,591 Common Shares, or 79.5% of the Outstanding Shares. The share ownership reported herein for the Reporting Persons does not include any of the Issuer’s Common Shares beneficially owned by the other parties to the Shareholders Agreement. Each Reporting Person disclaims beneficial ownership of any of the Issuer’s Common Shares beneficially owned by the other parties to the Shareholders Agreement.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

VIGOROUS INVESTMENT PTE LTD

By:	/s/ Lenny Marlina
Name: Lenny Marlina Title: Corporate Secretary

GIC SPECIAL INVESTMENTS PTE LTD

By:	/s/ Tay Lim Hock
Name: Tay Lim Hock Title: President

GIC PRIVATE LIMITED

By:	/s/ Carol Tan
Name: Carol Tan Title: Senior Vice President, Investment Operations Department

GIC PRIVATE LIMITED

By:	/s/ Lim Eng Kok
Name: Lim Eng Kok Title: Senior Vice President, Investment Operations Department